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                                                                 EXHIBIT (a)(15)

          MOHAWK ACQUISITION CORP. EXTENDS TENDER OFFER FOR PSC INC.

     Skaneateles Falls, New York, July 17, 2000--Mohawk Acquisition Corp., a wholly owned subsidiary of Mohawk Corp. and an affiliate of Welch Allyn Data Collection, Inc., announced today that it has extended its previously announced tender offer (the "Offer") for all of the outstanding shares of common stock, preferred stock and warrants of PSC Inc. ("PSC") (Nasdaq: "PSCX"), until 12:00 midnight, New York City time, on August 10, 2000, unless further extended.

     The Offer was originally scheduled to expire at 12:00 midnight, New York City time, on July 17, 2000. The Agreement and Plan of Merger, dated June 5, 2000, among Mohawk Corp., Mohawk Acquisition Corp. and PSC (the "Merger Agreement") has been amended to permit the extension of the Offer.

     Under the terms of the Merger Agreement, the Offer is conditioned upon the satisfaction of certain conditions, including the receipt of sufficient financing, which have not yet been satisfied. Mohawk Corp. has advised PSC that substantial progress has been made towards obtaining the required financing.

     As of 4:00 p.m., New York City time, on Friday, July 14, 2000, 5,144,222 shares of common stock of PSC were validly tendered in connection with the Offer, comprising approximately 42.1% of the outstanding common stock of PSC (or approximately 31.4% on a fully diluted basis), including shares tendered pursuant to a Notice of Guaranteed Delivery. Warrants representing 243,750 shares of PSC common stock were also tendered, comprising approximately 21.1% of the aggregate number of shares of PSC common stock issuable under outstanding warrants. No shares of Series A Convertible Preferred Stock have currently been tendered.

     Questions regarding the Offer may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the Offer, at
(212) 750-5833 or (888) 750-5834.